

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 17, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of FlexShares Trust, under the Exchange Act of 1934:

- FlexShares® ESG & Climate US Large Cap Core Index Fund
- FlexShares® ESG & Climate Developed Markets ex-US Core Index Fund
- FlexShares® ESG & Climate High Yield Corporate Core Index Fund
- FlexShares® ESG & Climate Investment Grade Corporate Core Index Fund

Sincerely,